Exhibit 99.7

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of Dominion Diamond Corporation

We consent to the use in this annual report on Form 40-F of:

—

our Independent Auditors’ Report of Registered Public Accounting Firm, dated April 20, 2015, on the consolidated financial statements of Dominion Diamond Corporation (the “Company”), comprising the consolidated balance sheets of the Company as at January 31, 2015 and January 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period then ended, and notes, comprising a summary of significant accounting policies and other explanatory information,

—	our Report of Independent Registered Public Accounting Firm, dated April 20, 2015, on the effectiveness of the Company’s internal control over financial reporting as of January 31, 2015,

each of which is incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2015.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-156805 on Form S-8 of the Company.

/s/ KPMG LLC

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 20, 2015

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.